Exhibit 99.1

Ebang International Holdings Inc. Reports Unaudited Financial Results for the First Six Months of Fiscal Year 2024

Singapore, August 23, 2024 – Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), today announced its unaudited financial results for the first six months of fiscal year 2024.

Operational and Financial Highlights for the First Six Months of Fiscal Year 2024

Total net revenues in the first six months of 2024 were US$2.11 million, representing a 37.41% period-over-period decrease from US$3.38 million in the same period of 2023.

Gross profit in the first six months of 2024 was US$0.08 million compared to the gross profit of US$0.28 million in the same period of 2023.

Net loss in the first six months of 2024 was US$6.65 million compared to US$8.38 million in the same period of 2023.

Dong Hu, Chairman and Chief Executive Officer of the Company, commented, “Our financial results for the first half of 2024 reflect our continuing efforts to transition our business while we expand our products and services into industries that we believe will be supported by our existing core technologies, R&D expertise and manufacturing capacity. We are pleased with the progress that we have been able to make, particularly as we have faced and will continue to face challenges from macroeconomic conditions, policy changes, market fluctuations, evolving or shifting trends, and competition within the industry, that contributed to both highlights and downturns in our financial performance. We have been reflecting on our strengths and core competencies and experience in design, R&D and manufacturing and determined that there was an unmet need in the renewable energy space for us to exploit, where we aim to integrate cutting-edge technology into this market, with a particular focus on advanced solar cell manufacturing.”

Continued Mr. Hu: “We believe that this year will mark a significant turning point for us where we build on past achievements and monetize our prior efforts. The transition will begin paying off now that we have commenced our strategic entry into the renewable energy sector. Our past experiences have equipped us with invaluable expertise in R&D and manufacturing, forming the core of our competitive advantage. These advanced professional skills and substantial technological reserves have become our foundation for mutual learning and collaboration across various industries. We are resolute in our belief that opportunities and challenges coexist and are committed to actively expanding new business areas and commercial models while maintaining strict control over operational costs to ensure the Company’s sustainable and stable development. We believe that through technological innovation, we can stand out and meet the ever-growing and evolving market demands for this new industry sector we’re pursuing, i.e. renewable energy production, and contribute to the betterment of our planet and future.”

Unaudited Financial Results for the First Six Months of Fiscal Year 2024

Total net revenues in the first six months of 2024 were US$2.11 million, representing a 37.41% period-over-period decrease from US$3.38 million in the same period of 2023. The period-over-period decrease in total net revenues was due to changes in the market condition in the first six months of 2024, which resulted in a decrease in service revenue and product revenue in the first six months of 2024 as compared to the same period of 2023.

Cost of revenues in the first six months of 2024 was US$2.03 million, representing a 34.32% period-over-period decrease from US$3.09 million in the same period of 2023. The period-over-period decrease in cost of revenues was mainly due to the impact of a decrease in impairment cost in relation to products for the first six months of 2024, compared to the same period in 2023.

Gross profit in the first six months of 2024 was US$0.08 million, compared to the gross profit of US$0.28 million in the same period of 2023.

Total operating expenses in the first six months of 2024 were US$12.50 million compared to US$13.64 million in the same period of 2023.

●	Selling expenses in the first six months of 2024 were US$0.66 million compared to US$0.75 million in the same period of 2023. The period-over-period decrease in selling expenses was mainly caused by decreased general advertising and marketing expenses related to our Fintech business for the first six months of 2024.

●	General and administrative expenses in the first six months of 2024 were US$11.84 million compared to US$12.89 million in the same period of 2023. The period-over-period decrease in general and administrative expenses was mainly due to our optimization and streamlining of business operations, including resource allocation, cost, and expense control.

Loss from operations in the first six months of 2024 was US$12.42 million compared to US$13.35 million in the same period of 2023.

Interest income in the first six months of 2024 was US$6.04 million compared to US$3.22 million in the same period of 2023. The period-over-period increase in interest income was mainly caused by an increase in interest rate for US dollar deposits and the Company had more fixed-term deposit with large principals for the first six months of 2024, compared to the same period in 2023.

Other income in the first six months of 2024 was US$0.33 million compared to US$1.04 million in the same period of 2023. The period-over-period decrease in other income was mainly due to the Company taking possession of customer deposits collected from previous years as a result of defaults by customers under their respective contracts with the Company for the first six months of 2023, while no such event occurred in the first six months of 2024.

Other expense in the first six months of 2024 was US$0.06 million compared to US$0.04 million in the same period of 2023.

Net loss in the first six months of 2024 was US$6.65 million compared to US$8.38 million in the same period of 2023.

Net loss attributable to Ebang International Holdings Inc. in the first six months of 2024 was US$6.23 million compared to US$7.82 million in the same period of 2023.

Basic and diluted net loss per share in the first six months of 2024 were both US$0.99 compared to US$1.25 in the same period of 2023.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. (Nasdaq: EBON) is a global blockchain technology and Fintech company with strong application-specific integrated circuit (ASIC) chip design and manufacturing capability. Leveraging its deep understanding of the Fintech industry and compliance with laws and regulations across various jurisdictions, the Company has launched professional, convenient and innovative Fintech service platforms. The Company strives to diversify its business and products to increase shareholder value and has begun to expand into the renewable energy industry. For more information, please visit https://ir.ebang.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to,” and other similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements include, but are not limited to, statements regarding our future operating results and financial position, our business strategy and plans, expectations relating to our industry, the regulatory environment, market conditions, trends and growth, expectations relating to customer behaviors and preferences, our market position and potential market opportunities, and our objectives for future operations. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. These risks and uncertainties include our ability to successfully execute our business and growth strategy and maintain future profitability, market acceptance of our products and services, our ability to further penetrate our existing customer base and expand our customer base, our ability to develop new products and services, our ability to expand internationally, our ability to successfully develop in the new industry into which we expand, the success of any acquisitions or investments that we make, the efforts of increased competition in our markets, our ability to stay in compliance with applicable laws and regulations, market conditions across the blockchain, Fintech and general market, political and economic conditions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com

EBANG INTERNATIONAL HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Stated in US dollars)

	June 30, 2024	December 31, 2023

ASSETS
Current assets:
Cash and cash equivalents	$229,517,387	$241,634,262
Restricted cash, current	390,067	88,614
Short-term investments	5,816,326	496,122
Accounts receivable, net	817,150	946,514
Advances to suppliers (1)	335,926	198,617
Inventories, net	65,201	198,846
Prepayments	48,643	304,453
Due from related parties	580,319	-
Other current assets, net	6,012,936	5,691,679
Total current assets	243,583,955	249,559,107

Non-current assets:
Property, plant and equipment, net	31,181,673	33,151,061
Intangible assets, net	2,172,852	2,329,777
Operating lease right-of-use assets	5,169,194	6,119,535
Operating lease right-of-use assets - related parties	16,934	31,197
Restricted cash, non-current	879,338	1,197,286
VAT recoverables	3,963,629	4,061,079
Other assets (1)	1,783,969	1,790,606
Total non-current assets	45,167,589	48,680,541

Total assets	$288,751,544	$298,239,648

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$150,966	$292,570
Accrued liabilities and other payables	8,887,387	9,804,848
Operating lease liabilities, current	1,753,734	1,764,259
Operating lease liabilities - related parties, current	16,160	28,849
Advances from customers	56,587	69,361
Total current liabilities	10,864,834	11,959,887

Non-current liabilities:
Deferred tax liabilities	53,944	74,225
Operating lease liabilities, non-current	3,907,017	4,880,845
Operating lease liabilities – related parties, non-current	774	2,347
Total non-current liabilities	3,961,735	4,957,417

Total liabilities	14,826,569	16,917,304

Equity:
Class A ordinary share, HKD0.03 par value, 11,112,474 shares authorized, 4,989,746 shares issued, and 4,726,424 shares outstanding as of June 30, 2024 and December 31, 2023	18,178	18,178
Class B ordinary share, HKD0.03 par value, 1,554,192 shares authorized, issued and outstanding as of June 30, 2024 and December 31, 2023	5,978	5,978
Additional paid-in capital	397,408,663	397,467,795
Statutory reserves	11,079,649	11,079,649
Accumulated deficit	(121,069,174)	(114,840,665)
Accumulated other comprehensive loss	(14,493,243)	(13,887,088)
Total Ebang International Holdings Inc. shareholders’ equity	272,950,051	279,843,847
Non-controlling interest	974,924	1,478,497
Total equity	273,924,975	281,322,344

Total liabilities and equity	$288,751,544	$298,239,648

(1)	Certain prior year amounts have been reclassified to conform to the current period’s presentation. These reclassifications had no impact on net earnings and financial position.

EBANG INTERNATIONAL HOLDINGS INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS

(Unaudited)

(Stated in US dollars)

	For the six months ended June 30, 2024	For the six months ended June 30, 2023

Product revenue	$359,498	$1,146,384
Service revenue(1)	1,754,376	2,231,023
Total revenues	2,113,874	3,377,407
Cost of revenues	2,032,038	3,093,730
Gross profit	81,836	283,677

Operating expenses:
Selling expenses	657,507	745,381
General and administrative expenses	11,841,322	12,891,709
Total operating expenses	12,498,829	13,637,090

Gain from disposal of subsidiaries	-	(7,524)

Loss from operations	(12,416,993)	(13,345,889)

Other income (expenses):
Interest income	6,035,650	3,221,667
Other income	333,151	1,042,669
Gain from investment	3,104	803,605
Net gain (loss) on disposal of cryptocurrencies(1)	(64,344)	708,935
Exchange loss	(520,020)	(787,895)
Government grants	27,854	12,800
Other expenses	(61,744)	(43,518)
Total other income	5,753,651	4,958,263

Loss before income taxes benefit	(6,663,342)	(8,387,626)

Income taxes benefit	17,928	3,349

Net loss	(6,645,414)	(8,384,277)
Less: net loss attributable to non-controlling interest	(416,905)	(566,280)
Net loss attributable to Ebang International Holdings Inc.	$(6,228,509)	$(7,817,997)

Comprehensive loss
Net loss	$(6,645,414)	$(8,384,277)
Other comprehensive loss:
Foreign currency translation adjustment	(692,823)	(2,857,279)

Total comprehensive loss	(7,338,237)	(11,241,556)
Less: comprehensive loss attributable to non-controlling interest	(503,573)	(774,138)
Comprehensive loss attributable to Ebang International Holdings Inc.	$(6,834,664)	$(10,467,418)

Net loss per ordinary share attributable to Ebang International Holdings Inc.
Basic	$(0.99)	$(1.25)
Diluted	$(0.99)	$(1.25)

Weighted average ordinary shares outstanding
Basic	6,280,616	6,269,529
Dilute	6,280,616	6,269,529

(1)	Certain prior year amounts have been reclassified to conform to the current period’s presentation. These reclassifications had no impact on net earnings and financial position.

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